Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-122208
Prospectus Supplement
Number 5
14,032,896 Shares
Great Wolf Resorts, Inc.
Common Stock

     This prospectus supplement relates to the public offering of up to 14,032,896 shares of common stock by some of our existing shareholders, as described in the prospectus dated April 18, 2006, which we refer to as the prospectus. This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

     You should carefully consider the risk factors described beginning on page 12 of the accompanying prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus supplement or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 7, 2006.
Recent Developments
     On November 6, 2006, we announced our results of operations for the three and nine months ended September 30, 2006. For the quarter ended September 30, 2006, we reported (amounts in thousands, except per share data):

Net income (loss)	$2,088
Net income (loss) per diluted share	$0.07
Revenues	$40,779
     Operating statistics for our portfolio of resorts were as follows:

		Same Store Comparison(a)
	All Properties			Increase (Decrease)
	Q3 2006	Q3 2006	Q3 2005	$	%
Occupancy	73.4%	73.7%	67.3%	N/A	9.5%
ADR	$242.67	$218.21	$223.19	$(4.98)	(2.2)%
RevPAR	$178.17	$160.76	$150.13	$10.63	7.1%
Total RevPOR	$358.76	$320.43	$327.60	$(7.17)	(2.2)%
Total RevPAR	$263.40	$236.07	$220.37	$15.70	7.1%

(a)	Same store comparison includes only properties that were open for the entire period of Q3 2005 and Q3 2006 (that is, the Wisconsin Dells, Sandusky, Kansas City, Traverse City, Sheboygan and Williamsburg resorts).

Key Financial Data
     As of September 30, 2006, we had:
•	Total cash and cash equivalents of $53.5 million

•	Total secured debt of $141.1 million

•	Total unsecured debt of $51.5 million

•	Weighted average costs of total debt of 7.8 percent

•	Weighted average debt maturity of 11 years

•	Total construction in progress for resorts currently under construction but not yet opened of approximately $123.4 million